Exhibit 34.3

Report of Independent Registered Public Accounting Firm

The Board of Directors

Perpetual Trustee Company Limited:

We have examined management’s assertion, included in the accompanying Management Assessment, that Perpetual Trustee Company Limited (the Company) complied with the servicing criteria set forth in Item 1122(d)(2)(ii), 1122(d)(3)(ii), 1122(d)(3)(iii) and 1122(d)(3)(iv) of the Securities and Exchange Commission’s Regulation AB (the Servicing Criteria) for asset-backed securities transactions that are backed by lease contracts, hire purchase contracts and loan contracts in relation to motor vehicle assets and in respect of which publicly issued asset-backed securities remain outstanding for which the Company serviced as issuer trustee (the Platform), as of and for the year ended March 31, 2019. The Company’s Management has determined that all other criteria set forth in Item 1122(d) are not applicable to the Company because the Company does not perform activities with respect to the Platform relating to those criteria. Appendix B to Management Assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the Servicing Criteria. Our responsibility is to express an opinion on management’s assertion about the Company’s compliance with the Servicing Criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants to obtain reasonable assurance and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the Servicing Criteria and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the Servicing Criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the Servicing Criteria.

In our opinion, management’s assertion that Perpetual Trustee Company Limited complied with the aforementioned Servicing Criteria as of and for the year ended March 31, 2019 is fairly stated, in all material respects.

/s/ KPMG

KPMG

Sydney, Australia

21 June 2019

KPMG, an Australian partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.	Liability limited by a scheme approved under Professional Standards Legislation.